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August 17, 2021	Christopher Labosky T +1 617 235 4732 F +1 617 235 9475 christopher.labosky@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Karen Rossotto

Re:	Post-Effective Amendment No. 1 to Registration Statement of JOHCM Funds Trust (File Nos. 811-23615 and 333-249784) on Form N-1A filed on April 1, 2021

Dear Ms. Rossotto:

I am writing on behalf of JOHCM Funds Trust (the “Trust”) to respond to a follow-up comment by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on post-effective amendment number 1 under the Securities Act of 1933, as amended (the “1933 Act”) and amendment number 3 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the registration statement (the “Registration Statement”) of the Trust on Form N-1A filed on April 1, 2021 (“Amendment No. 3”). Amendment No. 3 was filed for the purpose of registering for public offer and sale under the 1933 Act the Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares of Regnan Global Equity Impact Solutions, a newly organized series of the Trust (the “Fund”).

On July 13, 2021, Ropes & Gray LLP, counsel to the Trust (“Ropes & Gray”) filed with the SEC a letter on behalf of the Trust (the “Response Letter”), responding to the Staff’s comments on Amendment No. 3 delivered by telephone to Christopher Labosky and Sophia Duval of Ropes & Gray. On July 16, 2021, the Staff discussed the Response Letter with George Raine and Christopher Labosky of Ropes & Gray by telephone and provided the following follow-up comment regarding Amendment No. 3. This letter responds to that follow-up comment. The Fund intends to reflect the disclosure change noted below in a supplement to its prospectus, which it expects to file in the coming days pursuant to Rule 497 under the 1933 Act. As previously discussed with you, the Fund will not commence a public sale of its shares to third parties until the prospectus is so supplemented.

Comment: The Staff reiterates Comment 3 of the Response Letter and requests that the Fund adopt an 80% investment policy pursuant to Rule 35d-1 under the 1940 Act with respect to the term “impact” in the Fund’s name.

August 17, 2021

Response: The Trust reiterates its view, reflected in its response to Comment 3 in the Response Letter, that use of the word “impact” in the Fund’s name does not trigger a requirement to adopt an 80% investment policy pursuant to Rule 35d-1. Nevertheless, the Trust’s Board of Trustees has approved adoption of an 80% investment policy relating to the Fund’s “impact” investing strategy. As previously discussed with you over email and in a telephone conversation on August 11, 2021, in response to this comment, the Fund will revise its principal investment strategy disclosure as follows (new language shown in blue underlined text):

“The Fund invests, under normal circumstances, at least 80% of its assets (net assets plus the amount of borrowings for investment purposes) in equity securities~~.~~ of companies that the Adviser believes satisfy its criteria for positive social or environmental impact. The Adviser currently measures this impact by applying the Regnan Taxonomy, as described below, and a proprietary impact assessment based upon objective criteria, including the measurement of the activities that currently constitute, or that the Adviser expects over the long term will constitute, a significant portion (i.e., at least 30%) of a company’s business (using metrics that may include, without limitation, any of the following: revenues, earnings, capital expenditure, research and development investment, or book value).”

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Please feel free to contact me at 617-235-4732 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Christopher Labosky

Christopher Labosky

cc:	Jonathan Weitz, President of the Trust

David Lebisky, Chief Compliance Officer of the Trust

Mary Lomasney, Secretary of the Trust

George B. Raine, Ropes & Gray LLP